About CGI
Founded in 1976, CGI Group Inc. (“CGI”) is one of the largest independent information technology (“IT”) and business process services firms in the world. CGI and its affiliated companies employ approximately 25,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently $3.7 billion (US$3.5 billion) and as at June 30, 2007, CGI's order backlog was $12.4 billion (US$11.6 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Our numbers...

CGI Group Inc.  Quarterly Report 3
For the third quarter ended June 30, 2007

Stock Exchanges
Toronto: GIB.A
New York: GIB

Shares Outstanding (as at June 30, 2007)
294,642,767 Class A subordinate shares
34,208,159 Class B shares

Third Quarter Fiscal 2007 Trading Summary
TSX	(CDN$)	NYSE	(US$)
Open :	$9.92	Open :	$8.63
High :	$12.11	High :	$11.40
Low :	$9.87	Low :	$8.62
Close :	$11.95	Close :	$11.22
Average Daily Trading Volume:	1,573,199	Average Daily Trading Volume:	133,206

Transfer Agent
Computershare Trust Company of Canada
(800) 564-6253

Investor Relations
Lorne Gorber Vice-President, Global Communications & Investor Relations Telephone : (514) 841-3355 lorne.gorber@cgi.com

www.cgi.com

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Table of Contents

BASIS OF PRESENTATION	3
FORWARD-LOOKING STATEMENTS	3
NON-GAAP MEASURES	3
CORPORATE OVERVIEW	4
COMPETITIVE ENVIRONMENT	5
VISION, MISSION, AND STRATEGY	5
QUARTERLY VARIANCES	5
NEW CONTRACTS, EXTENSIONS, AND RENEWALS	5
ACQUISITION	6
CONTROL OVER CONSEILLERS EN INFORMATIQUE D’AFFAIRES (CIA)	6
SHARE REPURCHASE PROGRAM	6
COMPETITIVE POSITION STRENGTHENING PROGRAM	6
OVERVIEW OF THE THIRD QUARTER	7
SELECTED QUARTERLY INFORMATION	7
OVERVIEW OF FINANCIAL PERFORMANCE	8
Revenue Variation	8
Revenue by Line of Business (LOB)	9
Revenue Distribution	10
Client Concentration	11
OPERATING EXPENSES	11
ADJUSTED EBIT BY LOB	12
EARNINGS BEFORE INCOME TAXES	13
EARNINGS	14
OPERATING ACTIVITIES	15
INVESTING ACTIVITIES	15
FINANCING ACTIVITIES	16
CONTRACTUAL OBLIGATIONS	16
OFF-BALANCE SHEET FINANCING AND GUARANTEES	17
CAPABILITY TO DELIVER RESULTS	18
RELATED PARTY TRANSACTIONS	18
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	18
CRITICAL ACCOUNTING ESTIMATES	19
CHANGE IN ACCOUNTING POLICIES	22
FUTURE ACCOUNTING CHANGES	22
FINANCIAL INSTRUMENTS	23
RISKS AND UNCERTAINTIES	23
RISKS RELATED TO OUR INDUSTRY	23
RISKS RELATED TO OUR BUSINESS	24
RISKS RELATED TO BUSINESS ACQUISITIONS	26
RISKS RELATED TO THE MARKET	27
INTEGRITY OF DISCLOSURE	27
LEGAL PROCEEDINGS	28

CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we” , “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2007 and 2006, and with the fiscal 2006 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A certain non-GAAP financial measures are used, which include:

1.	Earnings before restructuring costs related to specific items, interest on long-term debt, other income-net, gain on sale of assets, non-controlling interest, and income taxes (“adjusted EBIT”) and
2.	Net earnings prior to restructuring costs related to specific items.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 13.

Net earnings prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 14.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may hire clients’ IT and specialized professionals, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable. Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB’s is as follows:

•
The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under the ISO (International Organization for Standardization). We firmly believe that by designing and implementing rigorous service delivery quality standards followed by continuous monitoring of conformity with those standards that we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 95% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment
Since September 30, 2006, there were no significant changes to our competitive environment. Please refer to our 2006 Annual Report for more details.

Vision, Mission, and Strategy
Since September 30, 2006, there were no changes to our Vision, Mission, and Strategy. Please refer to our 2006 Annual Report for more details.

Quarterly Variances
You can refer to our 2006 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company’s future performance.

New Contracts, Extensions, and Renewals
During the third quarter of 2007, CGI booked $1.0 billion of new contracts, extensions and renewals including but not limited to the following public announcements:
•
May 4, 2007: A 34 month contract valued at US$16.1 million with the Washington State Children’s Administration to deliver a system that will help staff provide critical services to families, and will bring with it improved accountability, financial controls, reporting capabilities, and a framework for measuring outcomes, as well as an enhanced technical infrastructure.

•	May 9, 2007: A six year contract valued at up to US$84 million with Los Angeles County, California for the next phase of its enterprise resource planning system project.
•
May 11, 2007: A four year contract renewal with the option of three supplementary periods of one year each, with BDC to provide services including hosting, printing and insertion, system environment management, Internet bandwidth and business continuity planning.

•
May 14, 2007: A five year contract valued at approximately $9 million with the Calgary Health Region which assigns CGI as the primary IT services provider to design, build, implement, and operate the Alberta Provincial Health Information Exchange.

•
May 23, 2007: A 10 year, $200 million Memorandum of Understanding with CAE. Under the IT outsourcing agreement, CGI will be responsible for most information technology functions including systems development and systems integration services, application support, as well as IT infrastructure.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Acquisition
On May 3, 2007, we completed the acquisition of privately held Codesic Consulting, an IT services firm located in Seattle, Washington, for an aggregate consideration of $24.2 million. Codesic employed over 100 professionals assisting clients in the management of strategic initiatives, integrating technology with business and supporting critical computing environments.

Control over Conseillers en informatique d’affaires (CIA)
On April 19, 2007, following changes to the shareholders’ agreement, the Company gained control of Conseillers en informatique d’affaires. CIA is a provider of IT services primarily in the government and financial sectors. The previous agreement was amended to remove limits to CGI’s representation on the Board of Directors. During the third quarter of 2007, the Company held three of the five board positions, with a 60.7% ownership stake.

Share Repurchase Program
On January 31, 2007, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid that allows CGI to purchase on the open market up to 29,091,303 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 5, 2007 and ending no later than February 4, 2008.

During the third quarter of 2007, the Company repurchased 1,274,200 of its Class A subordinate shares for $14,377,056 at an average price plus commissions of $11.28. Since the beginning of the fiscal year, the Company repurchased 6,692,500 of its Class A subordinate shares for $63,779,821 at an average price plus commissions of $9.53 under the current and previous Normal Course Issuer Bid.

Competitive Position Strengthening Program
In the first quarter of 2007, the Company completed the Competitive Position Strengthening Program announced on March 29th, 2006. The Company is on track to achieve a one year payback as a result of this program. Furthermore, the Company continues to expand its Global Delivery Model in our centers of excellence in Atlantic Canada, Southwest Virginia and India. Please see Note 8 in the Financial Statements for a summary of charges in the first quarter of 2007.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Overview of the Third Quarter

Selected Quarterly Information

	June 30,	March 31,	December 31,	September 30,	June 30,
For the 3 months ended	2007	2007	2006	2006	2006

Backlog[1] (in millions of dollars)	12,365	12,254	12,555	12,722	13,303
Bookings (in millions of dollars)	1,007	859	769	462	787
Revenue
Revenue (in '000 of dollars)	933,318	951,342	904,060	845,820	866,504
Year-over-year growth prior to foreign currency impact	8.0%	8.3%	1.2%	-4.0%	-3.4%
Profitability
Adjusted EBIT[2] margin	11.2%	10.7%	11.0%	10.8%	9.0%
Net earnings margin	6.9%	6.6%	4.8%	4.7%	4.1%
Net earnings prior to restructuring costs related to specific items margin[3]	6.9%	6.6%	6.5%	6.3%	5.4%
Basic EPS (in dollars)	0.20	0.19	0.13	0.12	0.11
Diluted EPS (in dollars)	0.19	0.19	0.13	0.12	0.11
Basic EPS prior to restructuring costs related to specific items (in dollars)	0.20	0.19	0.18	0.16	0.14
Diluted EPS prior to restructuring costs related to specific items (in dollars)	0.19	0.19	0.18	0.16	0.14
Balance Sheet
Total assets (in '000 of dollars)	3,629,111	3,732,497	3,849,136	3,692,032	3,868,395
Total long-term liabilities (in '000 of dollars)	813,862	886,294	1,030,746	1,121,735	1,127,144
Cash generation / Financial structure
Cash provided by operating activities (in '000 of dollars)	134,637	128,962	166,174	51,823	107,595
Days sales outstanding[4]	43	43	44	52	48
Net debt to capitalization ratio[5]	17.7%	20.2%	22.6%	27.2%	25.5%
1:
Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2:	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 13.
3:	Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 14.
4:
Days sales outstanding (“DSO”) is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the quarters’ revenue over 90 days.

5:	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Overview of Financial Performance

Revenue Variation
	3 months ended June 30, 2007	3 months ended June 30, 2006	9 months ended June 30, 2007	9 months ended June 30, 2006

Revenue (in '000 of dollars)	933,318	866,504	2,788,720	2,631,803
Variation prior to foreign currency impact	8.0%	-3.4%	5.9%	-2.4%
Foreign currency impact	-0.3%	-4.1%	0.1%	-3.0%
Variation over previous year	7.7%	-7.5%	6.0%	-5.4%

In the third quarter of 2007, revenue grew on a constant currency basis by 8.0% versus the same quarter last year. The growth was primarily driven by the successful execution of our full offering strategy, and to a lesser extent through our niche acquisitions. These increases were partly offset by lower revenue in our insurance business due to lower claims volumes. The unfavorable foreign currency impact of the US dollar was partly offset by gains on the British Pound and Euro currencies.

For the nine months ended June 30, 2007, revenue increased by 6.0% when compared to the same nine month period in 2006. The growth is mainly attributable to additional work volumes from new and existing clients won over the last twelve months, and to a lesser extent from our niche acquisitions. This growth is partly offset by the sale of our electronic switching assets in the first quarter of fiscal 2006, as well as lower revenue in our insurance business as a result of fewer claims having been processed.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Revenue by Line of Business (LOB)
	3 months ended June, 2007	3 months ended June 30, 2006	Change	9 months ended June 30, 2007	9 months ended June 30, 2006	Change
(in '000 of dollars except for percentage)	$	$	%	$	$	%

IT services prior to foreign currency impact	820,226	751,567	9.1	2,434,785	2,276,612	6.9
Foreign currency impact	(1,236)	-	-0.1	5,931	-	0.3
IT services	818,990	751,567	9.0	2,440,716	2,276,612	7.2

BPS prior to foreign currency impact	115,173	114,937	0.2	349,418	355,191	-1.6
Foreign currency impact	(845)	-	-0.7	(1,414)	-	-0.4
BPS	114,328	114,937	-0.5	348,004	355,191	-2.0
Revenue	933,318	866,504	7.7	2,788,720	2,631,803	6.0

IT Services
In the three and nine month periods ended June 30, 2007, on a constant currency basis, IT services revenue grew by 9.1% and 6.9% respectively. This growth is the result of additional work with both new and existing clients across our geographies and targeted verticals. To a lesser extent, our niche acquisitions also contributed to the revenue growth generated in our IT services line of business.

BPS
Revenue increased on a constant currency basis by 0.2% during the third quarter of 2007 while the impact of the unfavorable US dollar currency fluctuation accounted for the 0.7% negative impact on revenue.

For the year-to-date, revenue decreased 1.6% on a constant currency basis driven by lower levels of insurance claims and the reduction of revenue related to the sale of our electronic switching assets in the first quarter of fiscal 2006. The unfavorable currency fluctuations in the US dollar accounted for a further decrease of 0.4% in revenue.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

Contract Types	Geographic Markets	Targeted Verticals
A. Management of IT and business functions (outsourcing) i) IT services 40% ii) BPS 13% B. Systems integration and consulting 47%	A. Canada 59% B. U.S. 33% C. Europe and Asia Pacific 8%	A. Financial services 34% B. Government and Healthcare 33% C. Telecommunications and utilities 20% D. Manufacturing 7% E. Retail and distribution 6%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Client Concentration
In the third quarter of fiscal 2007, our revenue from BCE and its subsidiaries, our largest client, represented 11.4% of our total revenue, compared to 11.3% in the third quarter of 2006.

Operating Expenses
	3 months ended June 30, 2007	3 months ended June 30, 2006	Change	9 months ended June 30, 2007	9 months ended June 30, 2006	Change
(in '000 of dollars except for percentage)	$	$	%	$	$	%

Costs of services, selling and administrative	788,767	746,395	5.7	2,358,324	2,282,948	3.3
As a percentage of revenue	84.5%	86.1%		84.6%	86.7%
Amortization
Capital assets	7,269	7,573	-4.0	23,958	25,512	-6.1
Contract costs related to transition costs	5,285	4,055	30.3	14,692	12,044	22.0
Finite-life intangibles and other long-term assets	27,439	30,839	-11.0	85,459	92,084	-7.2
Total amortization	39,993	42,467	-5.8	124,109	129,640	-4.3

Costs of services, selling and administrative
Building on the momentum we’ve created in streamlining our operations through our competitive strengthening program, we have driven down costs of services, selling and administrative as a percentage of revenue from 86.1% in the third quarter of 2006 to 84.5% for the same period this year, trending down from the 84.7% reported in the second quarter of this year. This demonstrates our ongoing commitment to effectively manage our cost structure. Fluctuations in foreign currencies has led to a favorable impact of $1.2 million on our costs.

For the nine months ended June 30, 2007, our cost of services, selling and administration as a percentage of revenue declined over this period from 86.7% to 84.6%, as a result of the competitive position strengthening program initiated last year and our continued focus on incremental cost improvements. Foreign currency fluctuations had an impact of $4.9 million.

Amortization Expense
The change in amortization expense in the three and nine month periods ended June 30, 2007 was mainly due to a decrease in the amortization of certain long-term assets including business solutions for our brokerage industry and finite life intangibles which have been fully amortized.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Adjusted EBIT by LOB
	3 months ended June 30, 2007	3 months ended June 30, 2006	Change	9 months ended June 30, 2007	9 months ended June 30, 2006	Change
(in '000 of dollars except for percentage)	$	$	%	$	$	%

IT services	105,727	85,647	23.4	312,616	241,007	29.7
As a percentage of IT services revenue	12.9%	11.4%		12.8%	10.6%
BPS	14,861	13,103	13.4	43,034	38,631	11.4
As a percentage of BPS revenue	13.0%	11.4%		12.4%	10.9%
Corporate	(16,030)	(21,108)	-24.1	(49,363)	(60,423)	-18.3
As a percentage of total revenues	-1.7%	-2.4%		-1.8%	-2.3%
Adjusted EBIT	104,558	77,642	34.7	306,287	219,215	39.7
Adjusted EBIT margin	11.2%	9.0%		11.0%	8.3%

In the third quarter of 2007, IT services adjusted EBIT increased by 23.4% as a result of increased work volumes with new and existing clients, as well as the improved profitability resulting from our competitive position strengthening program. As a result, the adjusted EBIT margin grew from 11.4% to 12.9% of revenue.

In the BPS LOB adjusted EBIT increased 13.4% which represents 13.0% of revenue, driven mainly by the profitability of new contracts signed during the last twelve months which more than offset the impact of client mergers experienced by our insurance sector.

For the nine months ended June 30, 2007, both lines of business have shown increases in adjusted EBIT of $71.6 million and $4.4 million for IT services and BPS respectively. The increase in adjusted EBIT for IT services resulted from increased work across our geographies, and improved profitability related to our competitive position strengthening program, while the increase in adjusted EBIT for BPS is the result of profitable new contracts, cost savings related to the competitive position strengthening program, partly offset by the lower claim volumes in our insurance business.

For the three and nine month periods ended June 30, 2007, the decrease in corporate expenses was mainly due to the savings achieved as part of the Company’s program to strengthen its competitive position.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Earnings Before Income Taxes
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes which is reported in accordance with Canadian GAAP:

	3 months ended June 30, 2007	3 months ended June 30, 2006	Change	9 months ended June 30, 2007	9 months ended June 30, 2006	Change
(in '000 of dollars except for percentage)	$	$	%	$	$	%

Adjusted EBIT	104,558	77,642	34.7	306,287	219,215	39.7

Restructuring costs related to specific items	-	(15,020)	-	(23,010)	(46,335)	-50.3
Interest on long-term debt	(9,375)	(13,146)	-28.7	(33,488)	(29,852)	12.2
Other income, net	1,934	2,193	-11.8	5,833	5,804	0.5
Gain on sale of assets	-	-	-	-	10,475	-
Non-controlling interest, net of income tax	(53)	-		(53)	-	-

Earnings before income taxes	97,064	51,669	87.9	255,569	159,307	60.4

Interest on Long-term Debt
The year over year decrease in interest expense is a direct result of our debt reduction efforts. Debt peaked at $962.2 million at the end of the second quarter of 2006 following the purchase of 100,000,000 Class A subordinate voting shares from BCE. The long-term debt was $518.1 million at the end of the third quarter of 2007.

Gain on Sale of Assets
In the first quarter of 2006, we recorded a $10.5 million gain on the sale of our electronic switching assets.

Non-Controlling Interest
During the third quarter of 2007, we began using the consolidation method to account for the 60.7% interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements (please refer to the Acquisitions section for further details).

Income Taxes
Income tax expense was $32.6 million in the third quarter of 2007 compared to $15.7 million last year. The increase of $16.9 million is directly related to the increase in earnings before income tax during the period. The income tax rate was 33.6% up from 30.4% last year as

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

the 2006 rate was impacted by the revaluation of future income tax balances resulting from a statutory rate decrease in Canada starting in 2008 which was enacted on June 22, 2006. For fiscal 2007 year to date, income tax expense was $84.7 million, up $32.4 million over last year, resulting mainly from improved profitability following the effect of the restructuring charges taken in 2006.

Earnings
The following table includes a reconciliation between net earnings prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:
	3 months	3 months		9 months	9 months
	ended	ended		ended	ended
	June 30,	June 30,		June 30,	June 30,
	2007	2006	Change	2007	2006	Change
(in '000 of dollars unless otherwise indicated)	$	$	%	$	$	%

Net earnings prior to restructuring costs related to specific items	64,433	46,392	38.9	185,506	138,122	34.3
Margin	6.9%	5.4%		6.7%	5.2%
Restructuring costs related to specific items	-	(15,020)	-100.0	(23,010)	(46,335)	-50.3
Tax impact of restructuring costs related to specific items	-	4,572	-100.0	8,330	15,214	-45.3
Net earnings	64,433	35,944	79.3	170,825	107,001	59.6
Margin	6.9%	4.1%		6.1%	4.1%
Weighted average number of Class A subordinate shares and Class B shares (basic)	328,830,594	338,714,368	-2.9	329,451,399	371,656,027	-11.4
Weighted average number of Class A subordinate shares and Class B shares (diluted)	335,529,373	339,565,138	-1.2	333,414,858	374,323,784	-10.9
Basic earnings per share prior to restructuring costs related to specific items (in dollars)	0.20	0.14	43.1	0.56	0.37	51.5
Diluted earnings per share prior to restructuring costs related to specific items (in dollars)	0.19	0.14	40.6	0.56	0.37	50.8
Basic earnings per share (in dollars)	0.20	0.11	84.6	0.52	0.29	80.1
Diluted earnings per share (in dollars)	0.19	0.11	81.4	0.51	0.29	79.2

For the three and nine month periods ended June 30, 2007, net earnings increased 79.3% ($28.5 million) and 59.6% ($63.8 million) respectively resulting from our continued revenue growth in IT services, and the completion of the restructuring program initiated in the second quarter of 2006.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

CGI’s basic and diluted weighted average number of shares outstanding at the end of the third quarter of 2007 was down 2.9% and 1.2% respectively compared with the third quarter of 2006, due to the repurchase of shares on the open market as part of its Normal Course Issuer Bid offset by the issuance of shares upon the exercise of stock options. The total number of shares outstanding at the end of the third quarter of 2007 was 328,850,926.

Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities.

As at June 30, 2007, cash and cash equivalents were $96.7 million. The following table illustrates the main activities for the three and nine month periods ended June 30, 2007 and 2006:

	3 months ended June 30, 2007	3 months ended June 30, 2006	Variance	9 months ended June 30, 2007	9 months ended June 30, 2006	Variance
(in '000 of dollars)
Cash provided by operating activities	134,637	107,595	27,042	429,773	253,773	176,000
Cash used in investing activities	(54,210)	(44,509)	(9,701)	(116,748)	(94,325)	(22,423)
Cash used in financing activities	(72,577)	(107,279)	34,702	(334,325)	(245,820)	(88,505)
Effect of foreign exchange rate changes on cash and cash equivalents	(4,976)	697	(5,673)	2,269	407	1,862
Net Increase/(Decrease) in cash and cash equivalents			46,370	(19,031)	(85,965)	66,934

Operating Activities
Cash provided by operating activities was $134.6 million in the third quarter of 2007, compared with $107.6 million in the same quarter of last year. The year-over-year increase of $27.0 million resulted mainly from improved profitability. The impact of the timing of payments related to employee compensation along with the timing of other large payments such as income taxes were largely offset by the payments made last year in respect of our restructuring program.

The year-to-date variance of $176.0 million was the result of improved net earnings, the timing of income tax remittances and insurance premiums, the favorable timing of payments for payroll, and the more expedient collection of our accounts receivable.

Investing Activities

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

In the third quarter of 2007, a total of $54.2 million was invested, an increase of $9.7 million compared with the $44.5 million in the same quarter of last year. For the year to date, $116.7 million was invested, an increase of $22.4 million over last year. The investments were primarily in the development of business solutions, software licenses, contract costs, computer equipment and leasehold improvements to our facilities, as well as the first installment of $12.5 million paid to acquire Codesic Consulting.

The change for the quarter was mainly related to higher investments in capital assets and other long-term assets, while the nine month variance was mainly the result of divesting of our switching assets, partially offset by the cost of acquisitions in 2006, and the purchase of a large enterprise license.

We also incurred research expenses of $5.5 million within our costs of services, selling and administrative expenses, while seeking applications for new technology, or conceptually formulating and designing possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. In the third quarter of 2007, the gross amount of research and development spending, both capitalized and expensed, was $13.3 million compared with $16.4 million in the same quarter last year.

Financing Activities
In the third quarter of 2007, financing activities used $72.6 million as we repaid a net amount of $70.9 million of debt. The Company’s share repurchase program also consumed $15.2 million, while the issuance of shares upon the exercise of stock options generated proceeds of $13.5 million. This compares to last year when financing activities consumed $107.3 million as we made net debt repayments of $132.3 million in the quarter, offset by $25.1 million of proceeds from the issuance of shares mainly related to the exercise of warrants.

Contractual Obligations
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have not been any material changes to the value of these commitments outside of our normal course of business since our year ended September 30, 2006 as disclosed in the 2006 Annual Report.

Capital Resources
	Total Commitment	Available at June 30, 2007	Outstanding at June 30, 2007
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	96,698	-
Unsecured committed revolving facilities [1]	1,000,000	689,500	310,500 [2]
Lines of credit and other facilities [1]	29,267	29,267	-
Total	1,029,267	815,465	310,500 [2]
1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $295.0 million and Letters of Credit for $15.5 million.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

Our cash position and credit facilities are sufficient to support our growth strategy. At June 30, 2007, cash and cash equivalents were $96.7 million and the total available under our current facilities amounted to $718.8 million. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than three months.

Total long-term debt decreased by $75.9 million to $518.1 million at June 30, 2007, compared with $594.0 million at March 31, 2007. The variation resulted primarily from the net reimbursement of $69.2 million of our credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At June 30, 2007, CGI was in compliance with these covenants.

Selected Measures of Liquidity and Capital Resources
	As at	As at
	June 30,	June 30,
	2007	2006

Net debt to capitalization ratio	17.7%	25.5%
Days sales outstanding (in days)	43	48
Return on invested capital [1]	9.9%	7.0%
1:
The return on invested capital ratio represents the proportion of the last four quarters’ after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased to 17.7% compared to last year mainly due to our continued debt reduction efforts in 2007.

Days sales outstanding decreased by five days to 43 when compared with last year, mainly due to the timing of payments from large customers.

Return on invested capital for the twelve months ending June 30, 2007, was 9.9% up from 7.0% last year. This was mainly driven by the effects of the restructuring program which lowered our cost base and improved earnings before interest expense and income taxes.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. government contracts.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2007, we had committed for a total of $82.7 million for these types of bonds. We believe we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at June 30, 2007, the Company has also entered into agreements for a total of $4,259,000 that include indemnities in favour of third parties, mostly tax indemnities. The income tax liability is accounted for as at June 30, 2007.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contracts or acquisitions.

Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The Company’s share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
(in '000 of Canadian dollars)	$	$	$	$
Revenue	29,196	21,082	89,149	73,409
Accounts receivable	8,747	8,487	8,747	8,487
Work in progress	6,088	2,043	6,088	2,043
Contract Costs	14,369	16,864	14,369	16,864
Deferred revenue	537	1,388	537	1,388

Summary of Significant Accounting Policies
The interim consolidated financial statements for the three and nine months ended June 30, 2007 are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2006. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2006, except for those outlined in the section Change in Accounting Policies.

Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 of the September 30, 2006 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

	Consolidated balance sheets	Consolidated statements of earnings
Areas impacted by estimates		Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Restructuring costs related to specific items	Income taxes

Allowance for doubtful accounts	X		X
Goodwill	X			X
Income taxes	X					X
Accounts payable and accrued liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Contract costs	X	X		X
Investment tax credits	X		X
Impairment of long-lived assets	X			X
Restructuring costs related to specific items	X				X
1: Accounts receivable, work in progress and deferred revenue.

Allowance for Doubtful Accounts
The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill
Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income Taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts Payable and Accrued Liabilities
The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued Integration Charges
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue Recognition
The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are to exceed the total revenue from the contract, then a provision for the loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

Contract Costs
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company’s operations.

Investment Tax Credits
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of Long-Lived Assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

Restructuring Costs Related to Specific Items

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

The Company announced in the second quarter of fiscal 2006 a plan to reduce its workforce and to close and consolidate certain facilities. The plan was initiated because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge was comprised of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges required management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

Change in Accounting Policies
The CICA has issued the following new Handbook Sections which were effective for interim periods beginning on or after October 1, 2006:

a)
Section 3855, “Financial Instruments - Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

b)
Section 1530, “Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative statements are restated to reflect application of this section for changes in the balances of the foreign currency translation of self-sustaining foreign operations.

c)
Section 3865, “Hedges”, describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

Future accounting changes
The CICA has issued the following new Handbook Sections, which are effective for interim periods beginning on or after October 1, 2007:

a)
Section 3862, “Financial Instruments — Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

b)
Section 3863, “Financial Instruments — Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation-related requirements of Section 3861 “Financial Instruments — Disclosure and Presentation”. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

c)
Section 1535, “Capital disclosures”, establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

Financial Instruments
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts, such as foreign currency denominated debt, to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in the foreign currency translation adjustment.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts– We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts– As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and eighteen months, which now are between twelve and twenty-four months. The lengthening sales cycle could affect our ability to meet annual growth targets.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

The availability and retention of qualified IT professionals– There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends– We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others– We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Protecting our intellectual property rights– Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations– The proportion of revenue that we generate from shorter-term SI&C (Systems Integration & Consulting) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

The financial and operational risks inherent in worldwide operations– We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients– The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at June 30, 2007, almost all of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions– The company has only one client representing more than 10% of total revenue.

Early termination risk– If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables– We generate a significant portion of our revenue (11.4% in the third quarter of 2007) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Short-term, project-related contract risks– CGI derives a portion of its revenue from shorter-term, project-oriented contracts. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements are performed on a

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk– In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk– An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk– Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work– We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy– A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market
Economic risk– An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

CGI has a formal Corporate Disclosure Policy as part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management, and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the third quarter ended June 30, 2007

As reported in our 2006 Annual Report, the Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2006. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting, were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities. As at June 30, 2007, there has been no change that has materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Legal Proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at June 30, 2007, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.

Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2007 and 2006

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006

	$	$	$	$
Revenue	933,318	866,504	2,788,720	2,631,803

Operating expenses
Costs of services, selling and administrative	788,767	746,395	2,358,324	2,282,948
Amortization (Note 7)	39,993	42,467	124,109	129,640
Restructuring costs related to specific items (Note 8)	-	15,020	23,010	46,335
Interest on long-term debt	9,375	13,146	33,488	29,852
Other income, net	(1,934)	(2,193)	(5,833)	(5,804)
Gain on sale of assets	-	-	-	(10,475)
Non-controlling interest, net of income taxes (Note 6 a))	53	-	53	-
	836,254	814,835	2,533,151	2,472,496
Earnings before income taxes	97,064	51,669	255,569	159,307
Income taxes	32,631	15,725	84,744	52,306
Net earnings	64,433	35,944	170,825	107,001
Basic earnings per share (Note 4c))	0.20	0.11	0.52	0.29
Diluted earnings per share (Note 4c))	0.19	0.11	0.51	0.29

Consolidated Statements of Comprehensive (Loss) Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Net earnings	64,433	35,944	170,825	107,001
Other comprehensive income, net of income taxes:
Net change in unrealized gains on translating financial statements of self-sustaining foreignoperations	(101,738)	(49,918)	(44,073)	(44,252)
Net change in gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	14,458	8,417	8,384	7,447
	(87,280)	(41,501)	(35,689)	(36,805)
Comprehensive (loss) income	(22,847)	(5,557)	135,136	70,196

Consolidated Statements of Retained Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Retained earnings, beginning of period	668,389	534,089	587,201	895,267
Net earnings	64,433	35,944	170,825	107,001
Share repurchase costs	-	-	-	(6,760)
Excess of purchase price over carrying value ofClass A subordinate shares acquired (Note 4a))	(8,608)	-	(33,812)	(425,475)
Retained earnings, end of period	724,214	570,033	724,214	570,033

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2007	As at September 30, 2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	96,698	115,729
Accounts receivable	475,317	479,767
Work in progress	197,087	197,381
Prepaid expenses and other current assets	84,342	89,639
Future income taxes	34,473	33,728
	887,917	916,244
Capital assets	138,428	120,032
Contract costs	197,636	214,688
Finite-life intangibles and other long-term assets (Note 2)	492,021	523,332
Future income taxes	6,701	25,127
Goodwill	1,714,481	1,737,886
Total assets before funds held for clients	3,437,184	3,537,309
Funds held for clients	191,927	154,723
	3,629,111	3,692,032

Liabilities
Current liabilities
Accounts payable and accrued liabilities	337,315	367,127
Accrued compensation	148,788	108,331
Deferred revenue	164,260	111,759
Income taxes	68,267	41,707
Future income taxes	26,737	30,384
Current portion of long-term debt	10,738	8,242
	756,105	667,550
Future income taxes	219,409	213,512
Long-term debt	507,342	805,017
Accrued integration charges and other long-term liabilities	87,111	103,210
Total liabilities before clients’ funds obligations	1,569,967	1,789,289
Clients’ funds obligations	191,927	154,723
	1,761,894	1,944,012

Shareholders’ equity
Capital stock (Note 4a))	1,386,385	1,367,606
Contributed surplus (Note 4a) and 4b))	81,530	82,436

Retained earnings	724,214	587,201
Accumulated other comprehensive loss (Note 5)	(324,912)	(289,223)
	399,302	297,978
	1,867,217	1,748,020
	3,629,111	3,692,032

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited))
	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006

	$	$	$	$
Operating activities
Net earnings	64,433	35,944	170,825	107,001
Adjustments for:
Amortization (Note 7)	45,127	49,138	141,849	148,959
Non-cash portion of restructuring costs related tospecific items (Note 8)	-	692	-	692
Deferred credits	-	-	-	(781)
Future income taxes	19,884	1,956	18,762	(11,768)
Foreign exchange loss	11	2,827	1,722	2,185
Stock-based compensation expense (Note 4b))	3,732	2,347	11,069	8,641
Gain on sale of assets	-	-	-	(10,475)
Non-controlling interest, net of income tax	53	-	53	-
Net change in non-cash working capital items	1,397	14,691	85,493	9,319
Cash provided by operating activities	134,637	107,595	429,773	253,773

Investing activities
Business acquisitions (net of cash acquired) (Note 6a))	(11,750)	(14,845)	(11,880)	(20,222)
Proceeds from sale of assets and businesses	-	-	-	27,559
Purchase of capital assets	(19,455)	(5,055)	(35,563)	(27,009)
Proceeds from disposal of capital assets	-	-	277	448
Addition to contract costs	(7,563)	(10,158)	(17,140)	(27,436)
Proceeds from disposal of contract costs	-	-	2,143	-
Additions to finite-life intangibles and other long-term assets	(15,744)	(14,765)	(55,225)	(50,059)
Decrease in other long-term assets	302	314	640	2,394
Cash used in investing activities	(54,210)	(44,509)	(116,748)	(94,325)

Financing activities
Increase in credit facilities (Note 3)	475	-	30,008	738,605
Repayment of credit facilities	(69,666)	(129,449)	(323,648)	(158,944)
Repayment of long-term debt	(1,661)	(2,888)	(5,817)	(10,098)
Repurchase of Class A subordinate shares (including share purchase costs)	(15,202)	-	(70,442)	(873,175)
Issuance of shares (net of share issue costs)	13,477	25,058	35,574	57,792
Cash used in financing activities	(72,577)	(107,279)	(334,325)	(245,820)
Effect of foreign exchange rate changes on cash andcash equivalents	(4,976)	697	2,269	407
Net increase (decrease) in cash and cash equivalents	2,874	(43,496)	(19,031)	(85,965)
Cash and cash equivalents, beginning of period	93,824	197,990	115,729	240,459
Cash and cash equivalents, end of period	96,698	154,494	96,698	154,494
Interest paid	4,905	6,457	27,744	25,154
Income taxes paid	6,300	18,193	30,226	59,935

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies

The interim consolidated financial statements for the three and nine months ended June 30, 2007 and 2006, are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles (“GAAP”) for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended
September 30, 2006. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2006, except for new accounting policies that have been adopted effective October 1, 2006.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections which were effective for interim periods beginning on or after
October 1, 2006:

a)
Section 3855, “Financial Instruments – Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

b)
Section 1530, “Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative financial statements are restated to reflect application of this section for changes in the balances of the foreign currency translation related to self-sustaining foreign operations.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.         Summary of significant accounting policies (continued)

Change in accounting policies (continued)

c)
Section 3865, “Hedges”, describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

Future accounting changes

The CICA has issued the following new Handbook Sections which are effective for interim periods beginning on or after October 1, 2007:

a)
Section 3862, “Financial Instruments — Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)
Section 3863, “Financial Instruments — Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation-related requirements of Section 3861 “Financial Instruments — Disclosure and Presentation”. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

c)
Section 1535, “Capital disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

2.	Finite-life intangibles and other long-term assets

	As at June 30, 2007			As at September 30, 2006
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	79,361	37,529	41,832	77,874	34,724	43,150
Business solutions	282,425	106,933	175,492	258,566	80,103	178,463
Software licenses	132,994	95,010	37,984	120,557	78,373	42,184
Customer relationships and other	366,854	159,105	207,749	367,404	131,596	235,808
Finite-life intangibles	861,634	398,577	463,057	824,401	324,796	499,605

Deferred financing fees			3,742			6,475
Deferred compensation plan			12,555			9,943
Long-term maintenance agreements			9,213			3,294
Other			3,454			4,015
Other long-term assets			28,964			23,727
Total finite-life intangibles and other long-term assets			492,021			523,332

3.	Credit facilities

The Company has available an unsecured revolving credit facility for an amount of $1,000,000,000 maturing in December 2009. This agreement is comprised of a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at June 30, 2007, an amount of $295,000,000 has been drawn upon this facility. Also, an amount of $15,500,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 and £2,000,000 available. As at June 30, 2007, no amount has been drawn upon these facilities.

The long-term debt agreements contain covenants that require the Company to maintain certain financial ratios. At June 30, 2007, the Company is in compliance with the covenants of its credit facilities and other long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share

a)         Capital stock

Changes in Class A subordinate and the Class B shares were as follows:

Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, as at October 1, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled(1)	(7,597,600)	(29,969)	-	-	(7,597,600)	(29,969)
Issued upon exercise of options(2)	4,755,482	48,748	-	-	4,755,482	48,748
Balance, as at June 30, 2007	294,642,767	1,338,661	34,208,159	47,724	328,850,926	1,386,385

(1)
On January 30, 2007 and January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 29,091,303 and 29,288,443 Class A subordinate shares, respectively. During the nine months ended June 30, 2007, the Company repurchased 6,692,500 Class A subordinate shares for $63,781,000, including a redemption fee of $117,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $33,812,000, was charged to retained earnings.

(2)
The carrying value of Class A subordinate shares includes $11,975,000 ($3,421,000 for the year ended September 30, 2006) which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)

b)  Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
Compensation expense ($)	3,732	2,347	11,069	8,641
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	28.10%	31.40%	29.50%	38.20%
Risk-free interest rate	4.15%	4.30%	3.90%	3.89%
Expected life (years)	5	5	5	5
Weighted average grant date fair values ($)	3.44	2.93	2.60	3.43

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Nine months ended June 30, 2007	Twelve months ended September 30, 2006
Outstanding, beginning of period	29,956,711	26,538,654
Granted	3,949,038	8,738,601
Exercised	(4,755,482)	(1,220,820)
Forfeited and expired	(3,760,010)	(4,099,724)
Outstanding, end of period	25,390,257	29,956,711

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.     Capital stock, stock options and earnings per share (continued)

c)             Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30, 2007			Three months ended June 30, 2006
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	64,433	328,830,594	0.20	35,944	338,714,368	0.11
Dilutive options (2)		6,698,779			800,958
Dilutive warrants (2)		-			49,812
Diluted	64,433	335,529,373	0.19	35,944	339,565,138	0.11

	Nine months ended June 30, 2007			Nine months ended June 30, 2006
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	170,825	329,451,399	0.52	107,001	371,656,027	0.29
Dilutive options (2)		3,963,459			1,565,693
Dilutive warrants (2)		-			1,102,064
Diluted	170,825	333,414,858	0.51	107,001	374,323,784	0.29

(1)
The 6,692,500 Class A subordinate shares repurchased during the nine months ended June 30, 2007 (100,000,000 during the nine months ended June 30, 2006), were excluded from the calculation of earnings per share as of the date of repurchase.

(2)
The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 1,968,342 and 3,322,394 for the three and nine months ended June 30, 2007, respectively and 24,375,869 and 18,584,096 for the three and nine months ended June 30, 2006, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5.     Accumulated other comprehensive loss

	Three months ended June 30, 2007			Nine months ended June 30, 2007
	Balance, as at April 1, 2007	Net changes incurred during the three months	Balance, as at June 30, 2007	Balance, as at October 1, 2006	Net changes incurred during the nine months	Balance, as at June 30, 2007
	$		$	$		$
Net change in unrealized gains on translating financial statements of self-sustaining foreign operations	(266,632)	(101,738)	(368,370)	(324,297)	(44,073)	(368,370)
Net change in gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	29,000	14,458	43,458	35,074	8,384	43,458
	(237,632)	(87,280)	(324,912)	(289,223)	(35,689)	(324,912)

6.     Investments in subsidiaries and joint ventures

a)	Acquisitions
For all business acquisitions, the Company begins recording the results of operations of the acquired entities as of their respective effective acquisition dates.

On May 3, 2007, the Company acquired all outstanding shares of Codesic Consulting (“Codesic”), an information technology (“IT”) services firm in Seattle, Washington, for an aggregate cash consideration of $24,202,000 of which $12,450,000 has already been paid. The amount assigned to non-deductible goodwill is $15,917,000 and is included in the IT services line of business. The remaining cash consideration is payable over a term of two years based on future conditions. The purchase price allocation is preliminary and based on the Company’s management’s best estimates. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

6.    Investments in subsidiaries and joint ventures (continued)

a)	Acquisitions (continued)
On April 19, 2007, the Company modified its agreement between shareholders of Conseillers en informatique d’affaires (“CIA”), a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment of 60.69%. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. The Company will amend its commitments for the predetermined price based on the fair value of the remaining interest.

b)	Modifications to purchase price allocations
During the nine months ended June 30, 2007, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges, future income tax assets, cash and non-cash working capital items of $6,654,000, $2,540,000, $130,000 and $118,000, respectively, and a net increase of finite-life intangibles of $191,000, whereas goodwill decreased by $4,057,000.

c)	Balance of integration charges
For American Management Systems, Incorporated and Cognicase Inc., the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision(1)	(3,368)	(411)	(3,779)
Foreign currency translation adjustment	(401)	(1)	(402)
Paid during the nine-month period	(7,395)	(11)	(7,406)
Balance, as at June 30, 2007(2)	23,846	1,864	25,710

(1)	This has been recorded as a decrease of goodwill. This amount includes the amount of goodwill decrease presented in Note 6 b).

(2)	Of the total balance remaining, $7,503,000 is included in accounts payable and accrued liabilities and$18,207,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7.	Amortization

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Amortization of capital assets	7,269	7,573	23,958	25,512
Amortization of contract costs related to transition costs	5,285	4,055	14,692	12,044
Amortization of finite-life intangibles	27,439	30,839	85,459	91,087
Impairment of finite-life intangibles(1)	-	-	-	997
	39,993	42,467	124,109	129,640
Amortization of contract costs related to incentives (presented as reduction of revenue)	4,759	6,221	16,617	18,279
Amortization of other long-term assets (presented in interest on long-term debt)	375	450	1,123	1,040

	45,127	49,138	141,849	148,959

(1)	The impairments of finite-life intangibles relate to certain non-performing assets that are no longer expected to provide future value.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

8.	Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montreal and Toronto, of which a significant portion was related to lower than expected BCE Inc. (“BCE”) work volumes. The program ended December 31, 2006.

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the nine months ended June 30, 2007:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	9,172	6,700	15,872
BPS	166	5,328	5,494
Corporate	1,677	446	2,123
Restructuring costs related to specific items	11,015	12,474	23,489
BCE contribution(1)	(479)	-	(479)
Total restructuring costs related to specific items(2)	10,536	12,474	23,010

(1)	The BCE contribution has been received as at June 30, 2007.

(2)	Since the program ended December 31, 2006, no restructuring costs were incurred between January 1, 2007 and June 30, 2007.

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, as at October 1, 2006	8,602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	86	170	256
Paid during the nine month period	(17,156)	(7,305)	(24,461)
Balance, as at June 30, 2007(1)	2,547	10,784	13,331

(1)
Of the total balance remaining, $2,547,000 is included in accrued compensation, $4,657,000 is included in accounts payable and accrued liabilities and $6,127,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information

The Company has two lines of business (“LOB”): IT services and business process services (“BPS”), in addition to Corporate services. The focus of these LOBs is as follows:
– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	818,990	114,328	-	933,318
Earnings (loss) before interest on long-term debt, other income, non-controlling interest, net of income taxes and income taxes (1)	105,727	14,861	(16,030)	104,558
Total assets	2,783,515	623,933	221,663	3,629,111

(1)	Amortization included in IT services, BPS and Corporate is $35,953,000, $5,430,000 and $3,369,000, respectively.

As at and for the three months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	751,567	114,937	-	866,504
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income, gain on sale of assets and income taxes(1)	85,647	13,103	(21,108)	77,642
Total assets	2,896,739	704,103	267,553	3,868,395

(1)	Amortization included in IT services, BPS and Corporate is $39,377,000, $6,893,000 and $2,418,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.    Segmented information (continued)

As at and for the nine months ended June 30, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,440,716	348,004	-	2,788,720
Earnings (loss) before interest on long-term debt, other income, non-controlling interest, net of tax and income taxes (1)	312,616	43,034	(49,363)	306,287
Total assets	2,783,515	623,933	221,663	3,629,111
(1)	Amortization included in IT services, BPS and Corporate is $115,431,000, $16,331,000 and $8,964,000, respectively.

As at and for the nine months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,276,612	355,191	-	2,631,803
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income, gain on sale of assets and income taxes (1)	241,007	38,631	(60,423)	219,215
Total assets	2,896,739	704,103	267,553	3,868,395
(1)	Amortization included in IT services, BPS and Corporate is $122,877,000, $17,183,000 and $7,859,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2006. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were made to third parties.

10.	Guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2007, the Company provided a total of $82,677,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10.   Guarantees (continued)

As at June 30, 2007, the Company has also entered into agreements for a total of $4,259,000 that include indemnities in favour of third parties, mostly tax indemnities. The income tax liability is accounted for as at June 30, 2007.

11.	Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2006.

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
Reconciliation of net earnings:	$	$	$	$
Net earnings - Canadian GAAP	64,433	35,944	170,825	107,001
Adjustments for:
Warrants	351	351	1,053	1,053
Other	378	477	1,061	887
Net earnings – U.S. GAAP	65,162	36,772	172,939	108,941
Basic earnings per share – U.S. GAAP	0.20	0.11	0.53	0.29
Diluted earnings per share – U.S. GAAP	0.19	0.11	0.52	0.29

Net earnings – U.S. GAAP	65,162	36,772	172,939	108,941
Other comprehensive income Foreign currency translation adjustment	(87,280)	(41,501)	(35,689)	(36,805)
Comprehensive income – U.S. GAAP	(22,118)	(4,729)	137,250	72,136

	As at June 30, 2007	As at September 30, 2006
	$	$
Reconciliation of shareholders’ equity:
Shareholders’ equity - Canadian GAAP	1,867,217	1,748,020
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(4,022)	(5,075)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(7,165)	(8,225)
Shareholders’ equity – U.S. GAAP	1,941,934	1,820,624